FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of May 2005
                                04 May 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing 3rd Quarter Results released on 04 May 2005


                                                                    4 May 2005


                       BRITISH SKY BROADCASTING GROUP PLC
                Results for the nine months ended 31 March 2005


   BSkyB announces 95,000 net DTH subscriber additions for the third quarter, 31% year on year growth in operating profit (before goodwill) and a 51% increase in earnings per share (before goodwill and exceptional items) to
 19.9 pence


-  Net DTH subscriber growth of 95,000 (2004: 66,000) in the quarter to over
   7.7 million (2004: 7.3 million)

- Sky+ households increase by 128,000 (2004: 72,000) in the quarter to 770,000 (2004: 322,000)

- Multiroom households increase by 90,000 (2004: 33,000) in the quarter to 563,000 (2004: 270,000)

-  Turnover increases by 10% to GBP2,960 million

- Operating profit before goodwill increases by 31% to GBP574 million, a margin of 19.4%

-  Operating cash inflow increases by 23% to GBP635 million

- Profit after tax before goodwill and exceptional items up 49% to GBP381 million

-  Profit after tax increases by 12% to GBP273 million

- Earnings per share before goodwill and exceptional items increase by 51% to 19.9 pence

- Net debt reduced to GBP414 million after returning GBP291 million through a share buy-back programme

Commenting on the announcement, James Murdoch, Chief Executive said:

"Continued focus on the implementation of our strategy is returning strong subscriber growth, a good mix of customers, growth in Sky+ and multiroom, and substantial profit and cashflow. The whole team at Sky put in a strong performance to deliver these results and we remain focussed and energetic in pursuing our long-term growth plan."

Results highlights

------------------------------------------------- --------------- --------------- -------------- ---------------
Key subscriber information                                  2005            2004         Change        % Change

Net DTH subscriber additions(1)                           95,000          66,000         29,000             44%
Total DTH subscribers(2)                               7,704,000       7,274,000        430,000              6%

Net Sky+ household additions(1)                          128,000          72,000         56,000             78%
Total Sky+ households(2)                                 770,000         322,000        448,000            139%

Net multiroom household additions(1)                      90,000          33,000         57,000            173%
Total multiroom households(2)                            563,000         270,000        293,000            109%
------------------------------------------------- --------------- --------------- -------------- ---------------


------------------------------------------------- ---------------------------------------------- ---------------
Profit and loss account (GBPm)                    Nine months to 31 March
                                                            2005            2004         Change        % Change
Turnover                                                   2,960           2,697            263             10%

Operating profit before goodwill(3)                          574             438            136             31%
Operating profit margin before goodwill                    19.4%           16.2%           3.2%             20%

Profit before taxation, goodwill and                         539             371            168             45%
exceptional items(3)

Profit after taxation before goodwill and                    381             255            126             49%
exceptional items(3)

Profit after taxation                                        273             243             30             12%
------------------------------------------------- --------------- --------------- -------------- ---------------

------------------------------------------------- ---------------------------------------------- ---------------
Cashflow information (GBPm)                       Nine months to 31 March
                                                            2005            2004         Change        % Change

Operating cash inflow                                        635             518            117             23%

Net debt(4)                                                  414             662           -248            -37%
------------------------------------------------- --------------- --------------- -------------- ---------------


------------------------------------------------- ---------------------------------------------- ---------------
Per share information (pence)                     Nine months to 31 March
                                                            2005            2004         Change        % Change
Earnings per share before goodwill and                      19.9            13.2            6.7             51%
exceptional items(3)

Earnings per share                                          14.2            12.5            1.7             14%
------------------------------------------------- --------------- --------------- -------------- ---------------

1.  In the three months to 31 March
2.  As at 31 March
3. The reconciliation to the nearest equivalent GAAP measure can be found in the Consolidated Profit and Loss Account below
4. Net debt reduced to GBP414 million at 31 March 2005 from GBP662 million at 31 March 2004 after returning GBP407 million to shareholders between 1 April 2004 and 31 March 2005


Enquiries:

Analysts/Investors:

Robert Kingston                             Tel:     020 7705 3726

E-mail: investor-relations@bskyb.com

Press:

Julian Eccles                               Tel:     020 7705 3267
Robert Fraser                               Tel:     020 7705 3036

E-mail: corporate.communications@bskyb.com

Finsbury:

Alice Macandrew                             Tel:     020 7251 3801



A conference  call for UK and European  analysts and  investors  will be held at
8.30 a.m. (BST) today. To register for this, please contact Silvana Marsh at Finsbury on +44 20 7251 3801. A live webcast of this call will be available on Sky's corporate website, http://www.sky.com/corporate and available to replay.

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from John Sutton at Taylor Rafferty on +1 212 889 4350.



OPERATING REVIEW

At 31 March 2005, the total number of direct-to-home ("DTH") digital satellite subscribers in the UK and Ireland was 7,704,000, representing a net increase of 95,000 subscribers in the three months to 31 March 2005 ("the quarter"). The Group remains on track to achieve its target of eight million DTH subscribers by 31 December 2005.

Gross DTH subscriber additions for the quarter were 308,000, an increase of 72,000 on the prior year. This is the second consecutive quarter that gross additions have exceeded the levels set 12 months previously and demonstrates the Group's ability to stimulate continued demand for pay television in a competitive and dynamic environment.

The number of Sky+ households grew strongly, increasing by 128,000 in the quarter to 770,000, representing 10% penetration of total DTH subscribers. Whilst offering an attractive upgrade for existing Sky subscribers, Sky+ also attracts consumers who previously had not chosen Sky. One third of new Sky+ households in the quarter were first-time subscribers, higher than the two preceding quarters and significantly higher than the 21% achieved last financial year. As highlighted in August 2004, this has been a key area of focus.

The growth in Sky+ penetration continues to drive growth in the number of households taking two or more subscriptions, with over 50% of Sky+ subscribers taking two or more subscriptions as at 31 March 2005. The total number of multiroom households increased by 90,000 in the quarter to 563,000, 7% penetration of total DTH subscribers.

DTH churn (annualised) for the nine months to 31 March 2005 ("the period") was 10.2%, an increase of 0.8% percentage points over the nine months to 31 March 2004 ("the comparable period"). Churn (annualised) for the quarter was 11.1% following a lower level of reinstates from retention marketing activity. The Group expects churn to remain at around 10% over time.

Annualised average revenue per DTH subscriber ("ARPU") in the quarter was GBP382, in-line with the three months to 31 March 2004. ARPU for the quarter was GBP4 lower than the three months to 31 December 2004 ("the second quarter") reflecting a GBP1 decrease in DTH ARPU, principally driven by the seasonal movement between subscription tiers following Christmas. ARPU generated from Sky Active and SkyBet decreased by GBP3 on the second quarter.

During the quarter, Sky progressed the range of initiatives launched in the second quarter. The 'What do you want to watch?' advertising campaign continued in March 2005, promoting the range and depth of programming available from pay television and encouraging consumers to re-appraise the Sky brand. Installation charges continued to be waived on all popular Sky channel packages, eliminating the higher upfront costs for subscribers not choosing the top tier 'Sky World' package.

Good progress was made in the quarter in building the broadcast infrastructure and production facilities required to launch high definition television ("HDTV") in 2006. On 2 March 2005, Sky announced that Thomson will be the initial supplier of HDTV set-top boxes, which will be integrated with personal video recorder ("PVR") functionality. The introduction of HDTV to the current product portfolio will offer our customers the highest quality viewing experience available and further extend the range of products to meet the individual needs of different consumers.

Sky Sports recorded its highest ever quarterly share of viewing in Sky digital homes. In Rugby League, Super League audiences were up 30% on the same period last year and in Football, this season's Carling Cup Final set a new viewing record for any Cup match on Sky. The final quarter of the financial year also features a strong line up of sporting events, as the domestic League and European Cup competitions in Football and Rugby Union reach their final stages; in International Cricket England challenge Australia and Bangladesh in the Natwest Series; and the British and Irish Lions depart for their Rugby Union tour of New Zealand. Sky Sports will provide the first view of Sir Clive Woodward's team when they face the Pumas at the Millennium Stadium in Cardiff on 23 May 2005, and will provide live and exclusive coverage of all 11 matches from their New Zealand Tour in June.

Sky One and Sky Movies performed well during the quarter, with the return of flagship drama series on Sky One, such as '24' and the award winning 'Nip/Tuck,' and premieres of 'Bruce Almighty' and 'The League of Extraordinary Gentlemen' on Sky Movies, all achieving strong viewing share. As it continues to broaden its appeal to subscribers, Sky One has announced that it will broadcast a new wildlife series, 'Last Chance to Save', in the autumn and the pro-am golf 'Celebrity Cup' during the August Bank Holiday weekend.

On 25 February 2005, Sky News was named 'News Channel of the year' by the Royal Television Society ("RTS") for the fourth year running, beating strong competition from the BBC and ITV. Sky News' reputation has been built on its fast and accurate coverage of breaking news, as well as its innovative approach to covering stories as illustrated by its coverage of the 2005 General Election campaign and its reconstructions of the current Michael Jackson trial.


FINANCIAL REVIEW

The Group has delivered a strong set of financial results during the period, with a 51% increase in earnings per share (before goodwill and exceptional items) over the comparable period. Operating profit before goodwill increased by 31% on the comparable period to GBP574 million, resulting in operating profit margin before goodwill of 19.4%, up from 16.2% for the comparable period.

Total revenues increased by 10% on the comparable period to GBP2,960 million.

DTH revenues increased by 10% on the comparable period to GBP2,171 million. This was mainly driven by 6% growth in the average number of DTH subscribers and a 3% increase in the average revenue per DTH subscriber, mainly as a result of the January and September 2004 prices rises and increased multiroom revenues.

Cable wholesale revenues increased by 4% on the comparable period to GBP166 million. Adjusting for a one-off receipt of audit monies received from NTL in the first quarter of last financial year, this represents a 7% increase on the comparable period. This has primarily been driven by the changes to wholesale prices in January and September 2004 and the carriage of Sky Sports Extra and PREMPLUS.

Advertising revenue increased by 9% on the comparable period to GBP242 million, principally driven by 8% growth in the UK television advertising sector and continued expansion in the Group's share of this sector.

Growth in SkyBet revenues accelerated during the quarter to reach GBP186 million for the period, a 40% increase on the comparable period. The introduction of new fixed odds games, such as Roulette and multi-line slot games, continued to drive gross margins, which increased by 2 percentage points on the comparable period to 10%. On 8 April 2005, the Gambling Bill was successfully passed through Parliament, which will present further opportunities from the end of 2006 for SkyBet and Sky Active to continue to extend the range of gaming services that they provide.

Lower revenues from the SkyBuy retail service, and from the expiry of a number of contracts and services, led to a 22% reduction in Sky Active revenues on the comparable period to GBP67 million. Underlying revenues in Sky Active (excluding these items) rose by 5% to GBP62 million, reflecting growth in areas such as interactive advertising, games and third party betting and gaming.

Total programming costs decreased by GBP32 million on the comparable period to GBP1,216 million. Sports costs increased by GBP7 million on the comparable period to GBP571 million. After adjusting for the change in amortisation phasing, as disclosed previously, sports costs would have fallen by GBP43 million on the comparable period. This underlying reduction is principally due to savings achieved in the renewal of the FA Premier League and Football Association contracts. Other programming costs, including Movies, News,
Entertainment and Third Party Channels, reduced by GBP39 million on the comparable period to GBP645 million, principally as the result of the continued weakness of the US dollar.

Gross margin (defined as total revenues less total programming costs, divided by total revenue) increased from 54% for the comparable period to 59%.

Marketing costs increased by GBP80 million to GBP379 million, 13% of total revenue. This increase reflects strong growth in gross additions and in the number of existing subscribers upgrading to Sky+ and multiroom. These upgrades generate high levels of customer satisfaction, lower churn and a higher uptake of premium packages and multiroom subscriptions. Whilst upgrades to existing customers do increase marketing costs in the short-term, they offer increased yield and attractive returns on investment. Above-the-line marketing costs are higher than the comparable period due to the continuation of the "What do you want to watch" campaign, launched on 1 October 2004. Year on year growth in above-the-line costs declined during the quarter to 47% as the campaign moved out of launch phase. The Group expects above-the-line marketing costs to increase by 40% to 50% in the 2005 financial year compared to the 2004 financial year, in line with previous guidance.

Betting costs increased by GBP45 million to GBP168 million, in line with the increase in SkyBet revenue. The remaining other operating costs, including subscriber management, transmission and related functions and administration costs, increased by GBP34 million on the comparable period to GBP623 million. This increase is primarily attributable to increased infrastructure and broadcast support and development costs, including the Advanced Technology Centre, IT systems and facility costs.

Operating profit before goodwill increased by 31% on the comparable period to GBP574 million. Operating profit margin before goodwill increased by 3.2 percentage points to 19.4%, despite the small negative mix effect of the strong growth in SkyBet revenue in the period.

After goodwill of GBP85 million, the Group's share of operating profits of joint ventures and associates of GBP12 million, loss on disposal of the Group's share in Granada Sky Broadcasting of GBP23 million (as disclosed in the second quarter) and net interest payable of GBP47 million, the Group made a profit before tax of GBP431 million.

The total net tax charge for the period was GBP158 million. This reflects a current tax charge of GBP109 million, a deferred tax charge of GBP50 million and a GBP1 million tax credit from the Group's share of the tax balances in associated undertakings. Excluding the effect of goodwill, joint ventures and exceptional items, the Group's effective tax rate on ordinary activities increased from 29.9% for the comparable period to 30.7%, as a result of a decrease in the proportion of allowable tax deductions.

The mainstream corporation tax liability for the period was GBP114 million and, in accordance with the quarterly instalment regime, GBP39 million was paid in April 2005.

Profit after tax for the period grew by 12% on the comparable period to GBP273 million. The rate of growth was lower than operating profit due to a net movement of GBP98 million in exceptional items, principally resulting from the disposal of the Group's shareholdings in QVC and Manchester United plc last financial year. Earnings per share, before goodwill and exceptional items, increased by 6.7 pence on the comparable period to 19.9 pence.

Earnings before interest, tax, depreciation and amortisation ("EBITDA"), excluding exceptional items, increased by 24% on the comparable period to GBP644 million. Operating cashflow generation increased by 23% on the comparable period to GBP635 million. After taking into account cash outflows, principally comprising capital expenditure of GBP172 million, the share buy-back programme of GBP293 million (including GBP2 million of stamp duty and fees), dividend payments relating to the final dividend for the 2004 financial year of GBP63 million, net interest payable of GBP61 million and taxation of GBP64 million, the Group reduced net debt marginally from GBP429 million at 30 June 2004 to GBP414 million at 31 March 2005.

Capital  expenditure  increased  by GBP76  million on the  comparable  period to
GBP172   million  with  further  good   progress   being  made  on  the  Group's
infrastructure programme in line with the plans outlined on 4 August 2004.


IFRS

The Group is required to adopt International Financial Reporting Standards ('IFRS') in the preparation of its consolidated financial statements from 1 July 2005. The Group's first results reported under IFRS will therefore be the results for the quarter ended 30 September 2005. In order to provide comparative information under IFRS in advance, the Group intends to release its results for the year to 30 June 2005, restated under IFRS, in September 2005. Information regarding the Group's transition to IFRS was provided in the Group's 2004 Annual Report and the Group's interim results presentation on 2 February 2005.


DIVIDEND

On 2 February 2005, the Directors declared an interim dividend of 4 pence per Ordinary Share. This dividend was paid on 22 April 2005 to shareholders of record on 1 April 2005. The total amount paid was GBP75 million and this will be recognised in the consolidated cashflow statement in the fourth quarter.


CORPORATE

At the Company's AGM on 12 November 2004, Sky received approval from shareholders to repurchase up to 97 million shares, representing approximately five percent of issued share capital. During the quarter, Sky repurchased for cancellation 28.5 million shares for a total consideration of GBP165 million, including stamp duty and commissions. As at 31 March 2005, 51.3 million shares, representing approximately 2.6% of issued share capital had been repurchased and the total number of shares outstanding was 1,890,501,108.

In August 2004, the Group announced its intention to increase the level of distributable reserves of British Sky Broadcasting Group plc. On 1 April 2005 the Group announced that BSkyB Investments Limited, a newly-formed subsidiary of British Sky Broadcasting plc, had applied to the High Court for a reduction of its share capital. This application was approved by the High Court on 13 April 2005 and has resulted in an increase in the level of distributable reserves available to British Sky Broadcasting plc.

Use of non-GAAP financial information

This results announcement contains certain information on the Group's results and cash flows that have been derived from amounts calculated in accordance with UK Generally Accepted Accounting Principles ("UK GAAP"), but are not themselves UK GAAP measures. These should not be viewed in isolation as alternatives to the equivalent UK GAAP measure and should be read in conjunction with the equivalent UK GAAP measures. Further disclosures are also provided under "Use of Non-GAAP Financial Information" in Appendix 2.


Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with regard to DTH subscriber growth, churn and marketing expenditure.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the UK and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Interim Report on Form 6-K for the period ended 31 December 2004. Copies of the Interim Report on Form 6-K are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD or from the British Sky Broadcasting web page at www.Sky.com/corporate. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Appendix 1

Subscribers to Sky Channels

                                                            Prior quarter      Prior year           Opening
                                                Q3 2005           Q2 2005         Q3 2004           Q4 2004
                                                  as at             as at           as at             as at
                                               31/03/05          31/12/04        31/03/04          30/06/04

DTH homes1,2 3                                7,704,000         7,609,000       7,274,000         7,355,000

Total TV homes in the UK and Ireland4        26,273,000        26,249,000      26,010,000        26,066,000

DTH homes as a percentage of                        29%               29%             28%               28%
total UK and Ireland TV homes

Cable - UK                                    3,277,000         3,292,000       3,302,000         3,321,000
Cable - Ireland                                 584,000           584,000         575,000           574,000
Total Sky pay homes                          11,565,000        11,485,000      11,151,000        11,250,000
Total Sky pay homes as a percentage of              44%               44%             43%               43%
total UK and
Ireland TV homes

Sky+ homes                                      770,000           642,000         322,000           397,000

Multiroom homes5                                563,000           473,000         270,000           293,000

DTT - UK  6                                   4,674,000         4,216,000       2,695,000         3,084,000


1: Includes DTH subscribers in Republic of Ireland (355,000, as at 31 March
   2005).
2: DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or multiroom subscriptions). This does not include customers taking Sky's freesat offering or churned customers viewing free-to-air channels.
3: DTH homes include subscribers taking Sky packages through Kingston
   Interactive Television and Homechoice.
4: Total UK homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at 1 April 2005). Total Ireland homes estimated by Nielsen Media Research, conducted on an annual basis in July with results available in September (latest figures as at July 2004).
5: Multiroom  includes  households  subscribing  to more than one set-top  box.
   (No additional units are counted for the second or any subsequent multiroom subscriptions.)
6: DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at 1 April 2005). These include Sky or Cable homes that already take multichannel TV.

Appendix 2

Use of Non-GAAP Financial Information


A summary of certain non-GAAP measures included in this results announcement, together with the most comparable GAAP measure and descriptions of certain non-GAAP measures, is shown below.


--------------------------------------------- ----------------------------------------------------------

Non-GAAP measure                              Most comparable GAAP measure
--------------------------------------------- ----------------------------------------------------------
Operating profit before goodwill              Operating profit
--------------------------------------------- ----------------------------------------------------------
Profit before taxation, goodwill and          Profit before taxation
exceptional items
--------------------------------------------- ----------------------------------------------------------
Profit after taxation before goodwill and     Profit after taxation
exceptional items
--------------------------------------------- ----------------------------------------------------------
Earnings per share before goodwill and        Earnings per share
exceptional items
--------------------------------------------- ----------------------------------------------------------
--------------------------------------------- ----------------------------------------------------------
EBITDA                                        Operating profit
--------------------------------------------- ----------------------------------------------------------


Glossary
--------------------------------------------- ----------------------------------------------------------
Useful definitions                            Description
--------------------------------------------- ----------------------------------------------------------
ARPU                                          Average Revenue Per User: the amount spent by the
                                              Group's residential subscribers in the quarter, divided
                                              by the average number of residential subscribers in the
                                              quarter, annualised.
--------------------------------------------- ----------------------------------------------------------
Churn                                         The rate at which subscribers relinquish their
                                              subscriptions, expressed as a percentage of total
                                              subscribers.
--------------------------------------------- ----------------------------------------------------------
Digibox                                       Digital satellite reception equipment.
--------------------------------------------- ----------------------------------------------------------
EBITDA                                        Earnings before interest, taxation, depreciation and
                                              amortisation is calculated as operating profit before
                                              depreciation and amortisation or impairment of goodwill
                                              and intangible assets.
--------------------------------------------- ----------------------------------------------------------
Effective tax rate                            Corporation tax charge expressed as a percentage of
                                              Profit before Tax, goodwill, interest, exceptional items
                                              and share of results of joint ventures.
--------------------------------------------- ----------------------------------------------------------
Mainstream Corporation Tax liability          Current corporation tax charge for the year.
--------------------------------------------- ----------------------------------------------------------
Multichannel viewing share                    Share of viewers of non-analogue terrestrial television.
--------------------------------------------- ----------------------------------------------------------
Multiroom                                     Installation of one or more additional digiboxes in the
                                              household of an existing subscriber.
--------------------------------------------- ----------------------------------------------------------
PVR                                           Personal Video Recorder: Digital TV receiver which
                                              utilises a built in hard disk drive to enable viewers to
                                              record without videotapes, pause live TV, and record one
                                              programme while watching another.
--------------------------------------------- ----------------------------------------------------------
Sky +                                         Sky's fully-integrated Personal Video Recorder (PVR) and
                                              satellite decoder.
--------------------------------------------- ----------------------------------------------------------
Viewing share                                 Number of people viewing a channel as a percentage of
                                              total viewing audience.
--------------------------------------------- ----------------------------------------------------------



British Sky Broadcasting Group plc


Consolidated Profit and Loss Account for the nine months ended 31 March 2005

--------------------------------------------------------------------------------------------------------------------------
                                                        Before                2004/05
                                                      goodwill    Goodwill       Nine      Before                  2003/04
                                                           and         and     months    goodwill    Goodwill  Nine months
                                                   exceptional exceptional      ended         and         and        ended
                                                         items       items   31 March exceptional exceptional     31 March
                                                                                Total       items       items        Total
                                                          GBPm        GBPm       GBPm        GBPm        GBPm         GBPm
                                              Notes (unaudited) (unaudited)(unaudited) (unaudited) (unaudited) (unaudited)
--------------------------------------------------------------------------------------------------------------------------

 Turnover: Group and share of joint
 ventures' turnover                                        3,012          -       3,012      2,759        -          2,759
 Less: share of joint ventures' turnover                    (52)          -        (52)       (62)        -           (62)
 Group turnover                                 1          2,960          -       2,960      2,697        -          2,697
--------------------------------------------------------------------------------------------------------------------------
 Operating expenses, net                        2        (2,386)       (85)     (2,471)    (2,259)     (87)        (2,346)
--------------------------------------------------------------------------------------------------------------------------
 EBITDA                                                      644          -         644        518        -            518
 Depreciation                                               (70)          -        (70)       (80)        -           (80)
 Amortisation                                   2              -       (85)        (85)          -     (87)           (87)
--------------------------------------------------------------------------------------------------------------------------
 Operating profit                                            574       (85)         489        438     (87)            351
--------------------------------------------------------------------------------------------------------------------------
 Share of joint ventures' and associates'
 operating results                                            12         -           12        (4)        -            (4)
 Loss on disposal of investments in joint
 ventures                                       3              -      (23)         (23)          -        -              -
 Profit on disposal of fixed asset
 investments                                    3              -         -            -          -       51             51
 Amounts written back to fixed asset
 investments, net                               3              -         -            -          -       24             24
 Profit on ordinary activities before
interest and taxation                                        586     (108)          478        434     (12)            422
--------------------------------------------------------------------------------------------------------------------------
 Interest receivable and similar income                       22         -           22          5        -              5
 Interest payable and similar charges                       (69)         -         (69)       (68)        -           (68)
 Profit on ordinary activities before
 taxation                                                    539     (108)          431        371     (12)            359
--------------------------------------------------------------------------------------------------------------------------
 Tax on profit on ordinary activities                      (158)         -        (158)      (116)        -          (116)
 Profit on ordinary activities after taxation                381     (108)          273        255     (12)            243
--------------------------------------------------------------------------------------------------------------------------
 Equity dividends                                                                  (77)                               (53)
 Retained profit for the period                                                     196                                190
--------------------------------------------------------------------------------------------------------------------------
 Earnings per share - basic                                19.9p    (5.7p)        14.2p      13.2p   (0.7p)          12.5p
 Earnings per share - diluted                              19.9p    (5.7p)        14.2p      13.2p   (0.7p)          12.5p
--------------------------------------------------------------------------------------------------------------------------



British Sky Broadcasting Group plc


Consolidated Profit and Loss Account for the three months ended 31 March 2005


------------------------------------------------------------------------------------------------------------------------------
                                                         Before                   2004/05      Before                  2003/04
                                                       Goodwill              Three months    goodwill    Goodwill  Three months
                                                            and                  ended 31         and         and      ended 31
                                                    exceptional                March 2005 exceptional exceptional    March 2004
                                                          items     Goodwill         Total      items       items         Total
                                                           GBPm         GBPm          GBPm       GBPm        GBPm          GBPm
                                                    (unaudited)  (unaudited)   (unaudited) (unaudited)(unaudited)   (unaudited)
-------------------------------------------------------------------------------------------------------------------------------

 Turnover: Group and share of joint ventures'
 turnover                                                  1,029           -         1,029       950           -            950
 Less: share of joint ventures' turnover                    (14)           -          (14)      (19)           -           (19)
 Group turnover                                            1,015           -         1,015       931           -            931
-------------------------------------------------------------------------------------------------------------------------------
 Operating expenses, net                                   (795)        (28)         (823)     (776)        (29)          (805)
-------------------------------------------------------------------------------------------------------------------------------
 EBITDA                                                      242           -           242       176           -            176
 Depreciation                                               (22)           -          (22)      (21)           -           (21)
 Amortisation                                                  -        (28)          (28)         -        (29)           (29)
-------------------------------------------------------------------------------------------------------------------------------
 Operating profit                                            220        (28)           192       155        (29)            126
-------------------------------------------------------------------------------------------------------------------------------
 Share of joint ventures' and associates'
 operating results                                             4          -              4         1           -              1
 Profit on disposal of fixed asset investments                 -          -              -         -          49             49
 Profit on ordinary activities before interest
and taxation                                                 224       (28)            196       156          20            176
-------------------------------------------------------------------------------------------------------------------------------
 Interest receivable and similar income                        7          -              7         2           -              2
 Interest payable and similar charges                       (22)          -           (22)      (23)           -           (23)
 Profit on ordinary activities before taxation               209       (28)            181       135          20            155
-------------------------------------------------------------------------------------------------------------------------------
 Tax on profit on ordinary activities                       (62)          -           (62)      (42)           -           (42)
 Profit on ordinary activities after taxation                147       (28)            119        93          20            113
-------------------------------------------------------------------------------------------------------------------------------
 Equity dividends                                                                        -                                    -
 Retained profit for the period                                                        119                                  113
-------------------------------------------------------------------------------------------------------------------------------
 Earnings per share - basic                                 7.8p     (1.5p)           6.3p      4.8p      (1.0p)           5.8p
 Earnings per share - diluted                               7.8p     (1.5p)           6.3p      4.8p      (1.0p)           5.8p
-------------------------------------------------------------------------------------------------------------------------------

 Notes to Financial Statements

1    Turnover

The Group's turnover, whilst deriving from one class of business, has been analysed as follows:

 --------------------------------------------------------------------------------------------------------------------
                                                                                                 2004/05     2003/04
                                                                                             Nine months Nine months
                                                                                                   ended       ended
                                                                                                31 March    31 March
                                                                                                    GBPm        GBPm
                                                                                             (unaudited) (unaudited)
 --------------------------------------------------------------------------------------------------------------------

 DTH subscribers                                                                                   2,171       1,973
 Cable subscribers                                                                                   166         160
 Advertising                                                                                         242         223
 Sky Bet (i)                                                                                         186         133
 Sky Active (i)                                                                                       67          86
 Other                                                                                               128         122
                                                                                                   2,960       2,697
 --------------------------------------------------------------------------------------------------------------------

(i) Additional detail has been provided with regard to the analysis of interactive revenues between the Group's betting and games revenues - "Sky Bet" - and other interactive revenues - "Sky Active" - and the prior year comparatives have been restated accordingly.

2     Operating expenses, net

 --------------------------------------------------------------------------------------------------------------------
                                                                      2004/05                                2003/04
                                                                  Nine months                            Nine months
                                                                        ended                                  ended
                                                                     31 March       Before                  31 March
                                    Before goodwill       Goodwill      Total     goodwill      Goodwill       Total
                                               GBPm           GBPm       GBPm          GBPm          GBPm       GBPm
                                        (unaudited)    (unaudited)(unaudited)   (unaudited)   (unaudited)(unaudited)
 --------------------------------------------------------------------------------------------------------------------

 Programming (i)                              1,216              -      1,216         1,248             -      1,248
 Transmission and related
 functions (i)                                  128              -        128           115             -        115
 Marketing                                      379              -        379           299             -        299
 Subscriber management                          288              -        288           279             -        279
 Administration                                 207             85        292           195            87        282
 Betting                                        168              -        168           123             -        123
                                              2,386             85      2,471         2,259            87      2,346
 --------------------------------------------------------------------------------------------------------------------


(i)   The amounts shown are net of GBP7 million (2003/04:  nine months ended
      31 March: GBP10 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP22 million (2003/04: nine months ended 31 March: GBP21 million) in respect of the provision to third party broadcasters of spare transponder capacity.

3     Exceptional items

2004/05

(i) Loss on disposal of investments in joint ventures

On 1 November 2004, the Group sold its 49.5% investment in Granada Sky Broadcasting for GBP14 million in cash, realising a loss on disposal of GBP23 million. This included the write back of GBP32 million of goodwill which had previously been written off to reserves, as permitted prior to the implementation of Financial Reporting Standard ("FRS") 10, "Goodwill and Intangible Assets".

2003/04

(ii) Profit on sale of fixed asset investments

On 7 October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of GBP2 million.

On 1 March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC - The Shopping Channel, for GBP49 million in cash, realising a profit on disposal of GBP49 million.

(iii) Amounts written back to fixed asset investments, net

The Group reduced its provision against its minority equity investments in football clubs by GBP33 million, following the disposal of its investment in Manchester United plc in October 2003 for GBP62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further GBP9 million.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 04 May 2005                        By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary